Exhibit 99.1

i-80 Announces US$50 Million Convertible Debenture Private Placement

All dollar figures are in US dollars unless otherwise noted

RENO, Nev., Feb. 2, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company"), is pleased to announce that it has entered into an agreement with Co-Lead Agents in connection with a "best efforts" private placement offering (the "Offering") of up to US$50,000,000 principal amount of secured convertible debentures (the "Convertible Debentures") of the Company.

In addition, the Company has granted the Co-Lead Agents, on their own behalf and, if applicable, on behalf of a syndicate of agents (collectively, the "Agents") an option to increase the size of Offering by up to 15% of the number of Convertible Debentures, exercisable at any time up to three business days prior to the closing of the Offering, on the same terms and conditions under the Offering.

The Convertible Debentures will bear a fixed interest of 8.00% per annum and will mature on the date that is four years from the Offering closing date (the "Maturity Date").

The principal amount (the "Principal Amount") of the Convertible Debentures may be converted into common shares of the Company ("Common Shares") at a conversion price of US$3.38 per share (the "Conversion Price"). The Company shall have the option but not the obligation to pay interest in common shares at its own discretion, subject to the approval of the Toronto Stock Exchange ("TSX"). If the Company decides to pay interest in common shares, then it will be priced at the greater of (i) 90% of the average closing price of the Company's common shares as measured in U.S. dollars on the NYSE American exchange during the ten (10) business days leading up to the interest payment, or (ii) the lowest price permitted by the TSX. The Principal Amount of the Convertible Debentures outstanding from time to time along with the accrued interest shall be due and payable upon the Maturity Date.

At any time, and from time to time, until the earlier of the Business Day preceding the Maturity Date and the date of repayment in full of the Principal Amount of the Convertible Debentures and all accrued and unpaid interest thereon, each purchaser may at its option elect to convert all or any portion of the Principal Amount owing to such purchaser, into Common Shares at the Conversion Price. The Convertible Debentures and Common Shares issuable upon conversion of the Convertible Debentures (including in satisfaction of interest) will be subject to a 4 month hold period under applicable Canadian securities laws from the date of issue of the Convertible Debentures and, in addition, will be subject to additional restrictions on resale under the U.S. Securities Act of 1933, as amended.

If at any time the daily volume weighted average of the Company's common shares as measured in U.S. dollars on the NYSE American exchange equals or exceeds 150% of the Conversion Price per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 consecutive trading days ("Trading Period") commencing 120 days after the Closing Date, the Company shall have the right within three trading days after such Trading Period to have all of the Principal Amount outstanding under the Convertible Debentures converted into Common Shares at the Conversion Price.

The net proceeds from the Offering will be used for the exploration, development and ramp-up (including working capital) of the Company's material mineral projects, surety or bonding relating mine closure, asset retirement and environmental reclamation obligations of the Issuer in connection with its material projects (including Buffalo Mountain) (the "Material Projects").

The Agents shall be paid a cash commission on the gross proceeds of the Offering up to a maximum of 4.00%, of which the Agents may elect to receive up to 50% in common shares of the Company.

The Offering is expected to close on or about February 20, 2023, or such other date as agreed between the Company and the Agents, and is subject to certain conditions including, but not limited to, the receipt of all necessary corporate and regulatory approvals, including the approval of the TSX and the NYSE American.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws unless an exemption from such registration is available.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at its centralized milling facilities.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the timing of and completion of the Offering and use of proceeds in connection with the Company's material properties including Buffalo Mountain and receipt of all necessary corporate and regulatory approvals. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - EVP Business & Corporate Development; 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 17:54e 02-FEB-23